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SEC FILE NUMBER
8-23604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J D Seibert & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 West 9th Street
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott W. Seibert	513-241-8888	sseibert@jdseibertandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clark, Schaefer, Hackett & Co.
(Name – if individual, state last, first, and middle name)

One East 4th St., Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/22/03	ID 539
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Scott W. Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as of December 31, 2022, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott W. Seibert
Signature

PRESIDENT
Title

SHIRLEY L JONES
Notary Public
State of Ohio
My Comm. Expires
October 10, 2026

Notary Public 2/16/23

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

Year ended December 31, 2022 with
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a public document

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
J. D. Seibert & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J. D. Seibert & Company, Inc. (an Ohio S-Corporation) (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J.D. Seibert & Company, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.D. Seibert & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Clark, Schaefer, Hackett & Co.

We have served as J.D. Seibert & Company's auditor since 2001.

Cincinnati, Ohio
February 16, 2023

J.D. SEIBERT & COMPANY, INC.
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$ 266,349
Marketable securities, at fair value	1,279,191
Receivable from clearing broker	102,634
Prepaid expenses and other assets	2,660
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $149,464	10,588
	$ 1,661,422

Liabilities and Shareholder's Equity

Accounts payable and accrued expenses	$ 7,858
Shareholder's equity:	
Voting common stock, no par value, 500 shares authorized, one share issued and outstanding	1
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	1,643,163
Total shareholder's equity	1,653,564
	$ 1,661,422

See accompanying notes.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2022

1. Summary of significant accounting policies and nature of business

Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and under the examining authority of the Financial Industry Regulatory Authority (FINRA). The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables – The receivables from the Company's clearing broker are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. When a management review determines necessary, an allowance for bad debt is recorded. As of December 31, 2022, an allowance for bad debt was not deemed necessary by management. The receivable from the Clearing Broker totaled $29,711 at December 31, 2021.

Depreciation - Furniture, equipment and leasehold improvements are recorded at cost and depreciated on principally accelerated methods over the estimated lives of five to thirty-nine years.

Marketable securities – Investments consist of common stocks and U.S. Treasury Bonds which are recorded at cost on trade-date when purchased and subsequently recorded at fair value. Unrealized gains and losses are included in net income in the accompanying Statement of Operations. Trading gains and losses are recorded using the first-in, first-out method.

1. Summary of significant accounting policies and nature of business (continued)

Deposits with Clearing Broker – The Company is required to maintain a good faith deposit in cash and/or securities with its Clearing Broker. At December 31, 2022 the required minimum deposit was $250,000.

Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholder and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

Leases – Leases with terms over 12 months are capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases are classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the Statement of Operations. Management has determined the lease disclosed in footnote 4 is a short-term lease, less than 12 months, and is not applicable under ASC 842.

Subsequent events - The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 16, 2023, the date on which the financial statements were available to be issued.

2. Fair value measurements

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

2. Fair value measurements (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued liabilities approximated fair value as of December 31, 2022 because of the relatively short maturity of these instruments.

The following tables present the company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Fair Value Measurements at Reporting Date Using			
December 31, 2022	Fair Value	Level 1	Level 2	Level 3
U. S. Treasury Bonds	$ 104,930	$ 104,930	$ -	$ -
Common stocks	1,174,261	1,174,261	-	-
	$ 1,279,191	$ 1,279,191	$ -	$ -

3. Lease commitment

The Company leases its office facility under a month-to-month informal arrangement requiring current monthly rent at $2,150. The Company is not responsible for any other expense related to the facility.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2022

4. Employee benefit plans

The Company has a qualified defined contribution profit sharing plan covering all of its full-time employees. Contributions are determined annually by the Board of Directors.

5. Regulatory requirements

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $1,307,553 which was $1,257,553 greater than its required minimum net capital of $50,000. The Company's net capital ratio was .006 to 1.

The Company does not carry the accounts of its customers and, accordingly is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

6. Risks and uncertainties

The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations. In addition, the Company has a concentration in one stock it holds, which is 92% of the total marketable securities value. A downturn in the market could have significant impact on the Company.

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalents with a broker-dealer and banks offering protection for cash by the Securities Investor Protection Corporation (SIPC) or Federal Depository Insurance Company (FDIC) up to $250,000. In addition, the Company diversifies holdings in multiple banks to reduce the exposure of exceeding FDIC limits. However, at times, the Company may exceed that limit.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2022

6. Risks and uncertainties (continued)

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to its Clearing Broker on a fully disclosed basis. The agreements between the Company and its Clearing Broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its Clearing Broker on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company’s policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may be involved in litigation and/or arbitration arising out of the normal course of business. The Company is also subject to regulatory examinations. Management has not identified any matters that will have a material impact on the Company’s financial condition or results of future operations.

As of December 31, 2022, the margin account balance held by the Company’s customers at the clearing broker totaled approximately $1.6 million. The Company monitors required margin levels and will require its customers to deposit additional collateral or reduce positions when necessary and thus has not recorded a liability as risk of loss is remote.